PMU News Release #06-24 TSX, AMEX Symbol PMU December 13, 2006

SANTA RITA DRILL PROGRAM UPDATE

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has elected to temporarily suspend its drill program at the Santa Rita gold project in El Salvador in order to constructively manage localized protests related to the Company’s activities at Santa Rita.

Background
The Company recently commenced a Phase 1 drill program at its 100%-owned Santa Rita gold projects in El Salvador after securing from various branches of the El Salvador government an Exploration License for the property and a permit to conduct its planned drill program, and negotiating surface access rights from local landowners. Since the commencement of its drill program on November 9, 2006 small, intermittent and localized protests have taken place at Santa Rita. Opposition to the Company’s activities at Santa Rita has come from a number of Non-Governmental Organizations (“NGOs”) utilizing primarily protesters from outside the Santa Rita area. In order to prevent further escalation of these protests, the Company has initiated a temporary suspension of its Santa Rita drill program so that a peaceful resolution can be reached between all parties.

Pacific Rim has taken the following steps to resolve the Santa Rita conflict:

  In a meeting mediated by Procuraduría de Derechos Humanos, an autonomous El Salvadoran Human Rights Organization, the Company has met with the NGOs involved to negotiate a resolution. During this meeting the NGOs acknowledged the recent escalation in potential violence associated with the Santa Rita protests and agreed to halt this activity, and the Company agreed to suspend its Santa Rita drill program until such time as the NGOs environmental and social concerns could be addressed. The Company has already prepared an Environmental Assessment of the Santa Rita project area in conjunction with its successful application for a permit to conduct its drill program.

  Criminal complaints have been filed under El Salvadoran law against key instigators in the Santa Rita incidents. The Company is confident that these individuals will be brought to justice to the full extent of the law.

  The Company and the NGOs have agreed to a second meeting on February 12, 2007, to be mediated by Procuraduría de Derechos Humanos, with the expectation that a resolution can be achieved and the Santa Rita drill program can resume.

“There are several points we want to make very clear,” states Tom Shrake, President and CEO of Pacific Rim. “Firstly, our temporary suspension of the Santa Rita program was at our election and was driven by our concerns for our employees and local residents of Santa Rita. Secondly, we have the support of the majority of the local Santa Rita population; opposition is primarily being imported from outside areas at the encouragement of certain NGOs and a very small number of local opponents. Thirdly, and importantly, this opposition is confined to the Santa Rita project. Lastly, we will take whatever steps necessary to resolve these issues with the NGOs and expect to be successful in coming to a workable solution and resuming the Santa Rita drill program as soon as possible. We hope the ‘cooling off’ period we have provided will serve its purpose of allowing time to resolve this conflict through dialogue and independent mediation.”

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Going Forward
Pacific Rim will continue to make a resolution to the Santa Rita conflict a high priority by putting to rest the concerns cited by the NGOs and pursuing its legal options in bringing those that have threatened to commit violence in this situation to justice. The Santa Rita drill rig will be moved to the Company’s El Dorado project where a number of new gold discoveries were recently made. The drill rig may be employed in testing targets in the south El Dorado claim area, for which the Company recently received its drill permits.

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: successful resolution of the Santa Rita conflict; the timing and eventuality of resumption of the Santa Rita drill program; anticipated drilling plans for the El Dorado project; the nature of future results and potential for new discoveries at the El Dorado project; the execution and outcome of current or future exploration activities; significant fluctuations in metal prices; general market and industry conditions; and other factors detailed in the Company’s filings with Canadian regulatory agencies and the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com